STATE STREET CORPORATION

One Lincoln Street

Boston, Massachusetts 02111

September 28, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation Registration Statement on Form S-4 Registration No. 333-248707.

Ladies and Gentlemen:

This letter is sent on behalf of State Street Corporation (the “Registrant”) in connection with a Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on September 10, 2020 (such Registration Statement as amended or supplemented, the “Registration Statement”) relating to the Company’s proposed issuance and exchange (the “Exchange Offer”) of up to (i) $750,000,000 aggregate principal amount of its 2.825% Fixed-to-Floating Rate Senior Notes due 2023 (the “New 2023 Notes”), (ii) $500,000,000 aggregate principal amount of its 2.901% Fixed-to-Floating Rate Senior Notes due 2026 (the “New 2026 Notes”) and (iii) $500,000,000 aggregate principal amount of its 3.152% Fixed-to-Floating Rate Senior Notes due 2031 (the “New 2031 Notes” and together with the New 2023 Notes and the New 2026 Notes, the “New Notes”) for a like principal amount of the Company’s outstanding (i) 2.825% Fixed-to-Floating Rate Senior Notes due 2023 (the “Old 2023 Notes”), (ii) 2.901% Fixed-to-Floating Rate Senior Notes due 2026 (the “Old 2026 Notes”) and (iii) 3.152% Fixed-to-Floating Rate Senior Notes due 2031 (the “Old 2031 Notes” and together with the Old 2023 Notes and the Old 2026 Notes, the “Old Notes”).

The Registrant confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Commission that the Registrant is registering the Exchange Offer pursuant to the Registration Statement in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation Commission no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated Commission no-action letter (available June 5, 1991), the Mary Kay Cosmetics, Inc. Commission no-action letter (available June 5, 1991) and the Shearman & Sterling Commission no-action letter (available July 2, 1993).

In connection with the Exchange Offer, the Registrant represents to the Staff that:

(i)

The Registrant has not entered into any arrangement or understanding with any person that will receive New Notes in the Exchange Offer to distribute such New Notes following completion of the Exchange Offer, and to the best of the Registrant’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

(ii)	The Registrant will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus and letter of transmittal) that if such participant acquires the New

Notes in the Exchange Offer with the intention of participating in any manner in a distribution of them, such participant:

(a)	may not rely on the Staff’s interpretive position expressed in the Exxon Capital line of Commission no-action letters and interpretive letters of the Staff of similar effect; and

(b)

in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the New Notes and be identified as an underwriter in the prospectus.

(iii)

The Registrant will include in the transmittal letter (a) an acknowledgment to be executed by each person participating in the Exchange Offer that such participant does not have an arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act and (b) an acknowledgement to be executed by each person that is a broker-dealer receiving New Notes in exchange for Old Notes that it acquired those Old Notes for its own account as a result of market-making activities or other trading activities and that such participant will satisfy any prospectus delivery requirements in connection with any resale of New Notes received pursuant to the Exchange Offer; however, by so acknowledging that it will deliver, and by delivering, any prospectus, such participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Please do not hesitate to contact Erika Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at (202) 663-6402 or the undersigned at (617) 786-3000 with any questions or comments concerning this letter.

[The remainder of this page is intentionally left blank.]

Sincerely, STATE STREET CORPORATION

By:	/s/ John Slyconish
Name: John Slyconish Title: Executive Vice President and Treasurer

cc:	Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue NW

Washington, DC 20006